Mail Stop 4561

July 25, 2008

Michael G. Shook
Chief Executive Officer
Consonus Technologies, Inc.
301 Gregson Drive
Cary, North Carolina 27511

  Re: **Consonus Technologies, Inc.**
    Amendment No. 6 to Form S-1
    Filed on July 24, 2008
    File No. 333-142635

Dear Mr. Shook:

  We have reviewed your response letter and amended Form S-1 and have the following comments.

Risk Factors, page 12

Our operations are governed by an operating agreement, page 12

1. This risk factor merely discloses the fact that you have entered into an operating agreement, which imposes limitations on your operations. Please expand the risk factor to address explicitly the risk to your business operations associated with these limitations.

Our President and Chief Executive Officer and our Executive Vice President of Channels and Alliances, page 16

2. Please expand this risk factor to provide the context background surrounding the disputes. Please avoid vague references to "certain disputes," "certain circumstances" and "other disputes" and instead describe succinctly the nature of the disputes that have arisen and the circumstances to which you refer. In addition, please disclose the amounts involved in the various disputes, if material.

To the extent any of the amounts owed have been or will be subject to forgiveness, please discuss this as well.

We have identified material weaknesses in our internal controls over financial reporting, page 24

3.   We note your statements that you have identified an existing material weakness relating to interpretation and application of GAAP and that you currently believe that your disclosure controls and procedures are effective. In this regard, we note that you are not required to provide an effectiveness conclusion as to your disclosure controls and procedures at this time. If you determine to retain this conclusion, please advise how you reached this conclusion when the material weakness in internal control has not yet been remedied.

Exhibits

Legality Opinion

4. We reissue in part prior comment 3 of our letter dated July 8, 2008. It appears that although the opinion is dated July 24, 2008, it continues to refer to a number of shares that is inconsistent with the number of shares covered by the registration statement. Please advise or revise.

Notes to Unaudited Consolidated Financial Statements

Note 13 – Subsequent Events

Issuance of Common Stock

5. We note that in June 2008 you issued 175,000 shares of common stock to an affiliate of KLI and recognized approximately $1.6 million of stock-based compensation. Because of the relationship between KLI and Midas Medici Capital I Special Opportunity Fund, this transaction appears to represent a distribution to owners prior to the closing of an IPO that is significant to reported equity. Accordingly, revise to provide a pro forma balance sheet reflecting the distribution accrual, without giving effect to the offering proceeds, along side the most recent historical balance sheet. In addition, because the amount of the distribution exceeds earnings during the previous twelve months, revise to provide pro forma per share data, for the latest year and interim period, giving effect to the number of shares whose proceeds would be necessary to pay the dividend, in addition to the historical earnings per share. Refer to SAB Topic 1B.3.

You may contact Tammy Tangen at 202-551-3443 or Stephen Krikorian, Branch Chief, at 202-551-3488, if you have questions regarding comments on the financial statements and related matters. Please address all other comments to Maryse Mills-Apenteng at 202-551-3457. If you require further assistance you may contact the undersigned at 202-551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: <u>Via facsimile: 416-947-0866</u>
         Brian Pukier, Esq.
         Ian Putnam, Esq.
         Stikeman Elliott LLP